UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT OF EMPLOYEE STOCK PURCHASE

SAVINGS AND SIMILAR PLANS PURSUANT TO

SECTION 15(d) OF THE SECURITIES

EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File Number 000-00121

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

KULICKE & SOFFA INDUSTRIES, INC. INCENTIVE SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Kulicke and Soffa Industries, Inc.

1005 Virginia Drive

Fort Washington, PA 19034

KULICKE AND SOFFA INDUSTRIES, INC. INCENTIVE SAVINGS PLAN

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of

Kulicke and Soffa Industries, Inc. Incentive Savings Plan

We have audited the accompanying statements of net assets available for benefits (modified cash basis) of Kulicke and Soffa Industries, Inc. Incentive Savings Plan as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits (modified cash basis) for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 2, these financial statements and supplemental schedule were prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than generally accepted accounting principles.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the years then ended, on the basis of accounting described in Note 2.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Kronick Kalada Berdy & Co., P.C.

Kingston, Pennsylvania
June 26, 2007

Kulicke and Soffa Industries, Inc. Incentive Savings Plan

Statements of Net Assets Available for Benefits (Modified Cash Basis)

December 31, 2005 and 2006

	2005	2006
Assets:
Investments, at fair value:
Mutual funds	$54,789,560	$54,857,821
Kulicke and Soffa Industries, Inc. common stock	13,611,795	9,882,580
Participant loans	984,497	279,610

Total investments	69,385,852	65,020,011

Due from broker for securities sold	41,983	37,979

Net assets available for benefits	$69,427,835	$65,057,990

The accompanying notes are an integral part of these financial statements.

Kulicke and Soffa Industries, Inc. Incentive Savings Plan

Statements of Changes in Net Assets Available for Benefits (Modified Cash Basis)

For the Years Ended December 31, 2005 and 2006

	2005	2006
Additions to net assets:
Investment income:
Interest and dividends	$1,688,593	$2,371,508
Net gain on fair value of investments	3,518,252	3,810,220

	5,206,845	6,181,728

Contributions:
Employer non-cash (common stock)	1,944,632	1,647,342
Employee	4,613,980	3,256,470

	6,558,612	4,903,812

Total additions	11,765,457	11,085,540

Deductions from net assets:
Benefit payments	8,600,860	15,303,529
Administrative and other fees	163,548	151,856

Total deductions	8,764,408	15,455,385

Net increase (decrease)	3,001,049	(4,369,845)

Net assets available for benefits:
Beginning of year	66,426,786	69,427,835

End of year	$69,427,835	$65,057,990

The accompanying notes are an integral part of these financial statements.

Kulicke and Soffa Industries, Inc. Incentive Savings Plan

Notes to Financial Statements (Modified Cash Basis)

December 31, 2005 and 2006

1.	DESCRIPTION OF THE PLAN

The following description of the Kulicke & Soffa Industries, Inc. (the “Company”) Incentive Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The plan is a defined contribution plan established on January 1, 1987 and most recently amended on December 11, 2006. Full-time employees become eligible to participate in the Plan upon attaining the age of 18. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions

Participants may contribute an amount up to 25% of their compensation, on a before-tax or after-tax basis, for the contribution period subject to Internal Revenue Service (IRS) limitations. Participants who have attained the age of 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified plans. Effective January 1, 2001, the Company began making a matching contribution, on participant before-tax contributions up to 6% of compensation, in an amount equal to 50% for employees with less than fifteen years of service and 100% for employees with fifteen or more years of service. Grandfathered matching contributions are additional matching contributions made to participants who had attained the age of 40 on or before December 31, 1995. The additional matching percentage allocated is 25% for participants ages 40-44, 50% for participants ages 45-54 and 75% for participants ages 55 or older. The matching Company contribution is made through contributions of Kulicke and Soffa Industries, Inc. common stock. Participants direct the investment of their contributions into various investment options offered by the Plan.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocation of the Company’s contribution and Plan earnings and charged with an allocation of Plan losses and administrative and other fees. Allocations are based upon participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are vested immediately in their contributions plus actual earnings thereon. Vesting in the Company’s contribution portion of the participants’ accounts is based upon years of service. A participant becomes 33 1/3% vested after 2 years of service, 66 2/3% vested after 3 years of service, and 100% vested after 4 years of service. However, if a participant attains the age of 65, dies, or becomes disabled while actively working for the Company, the participant’s account becomes 100% vested.

Payment of Benefits

Upon termination of service, a participant will receive a lump-sum amount equal to the vested value of his or her account. Distributions are subject to the applicable provisions of the Plan agreement.

2.	SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements are prepared on the modified cash basis of accounting, which is a comprehensive basis of accounting other than U.S. generally accepted accounting principles, and is an acceptable method of reporting under Department of Labor Regulations. The modified cash basis of accounting utilizes the cash basis of accounting while carrying investments at fair value and recording investment income on the accrual basis.

Kulicke and Soffa Industries, Inc. Incentive Savings Plan

Notes to Financial Statements (Modified Cash Basis)

December 31, 2005 and 2006

Use of Estimates

The preparation of financial statements requires the Plan’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Benefits

Benefits are recorded when paid by the Plan.

Valuation of Investments

The Plan’s investments are stated at fair value, which for common stock was determined using quoted market prices on the last trading day of the Plan year. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year end. Participant loans are valued at their outstanding balances. Purchases and sales of investments are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest is accrued when earned.

3.	INVESTMENTS

Investments that represent 5 % or more of the Plan’s net assets are separately identified at their fair values below.

	2005	2006
Fidelity Growth Companies Fund	$15,567,901	$14,545,690
Kulicke and Soffa Industries, Inc. common stock	13,611,795	9,882,580
Fidelity Retirement Money Market Portfolio	7,105,315	7,465,467
Spartan U.S. Equity Index Fund	5,108,844	5,204,361
Fidelity Puritan Fund	5,300,668	5,095,097

Net appreciation in the fair value of investments (including gains and losses on investments bought and sold, as well as held during the year) for the years ended December 31, 2005 and 2006 by class of investment is comprised of the following:

	2005	2006
Mutual funds	$2,554,466	$3,525,237
Kulicke and Soffa Industries, Inc. common stock	963,786	284,983

	$3,518,252	$3,810,220

4.	PARTICIPANT LOANS

Under the terms of the Plan, participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance. The loans are secured by the balance in the participant’s vested account and bear interest at rates commensurate with prevailing market rates for similar loans, as defined (6.00% to 6.75% for loans issued during the year ended December 31, 2005, and 6.75% to 8.75% for loans issued during the year ended December 31, 2006). Participants are permitted to have up to two loans outstanding at any time. Principal and interest is repaid ratably through payroll deductions.

Kulicke and Soffa Industries, Inc. Incentive Savings Plan

Notes to Financial Statements (Modified Cash Basis)

December 31, 2005 and 2006

5.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their accounts.

6.	TAX STATUS

The IRS has determined and informed the Company by a letter dated April 23, 2003, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

7.	FORFEITURES

Employer contributions forfeited remain in the Plan and are available to offset future employer contributions or to pay Plan expenses. As of December 31, 2005 and 2006 forfeited non-vested accounts totaled $209,516 and $261,052 respectively. For the years ended December 31, 2005 and 2006, $156,195 and $125,596, respectively, was used from the forfeiture account to pay Plan expenses.

8.	RELATED PARTIES

Certain Plan assets are shares of mutual funds managed by Fidelity Management Trust Company (“Fidelity”). Fidelity is the trustee of the Plan. Additionally, the Plan sponsor issues the shares of Kulicke and Soffa Industries, Inc. Common Stock. Therefore, transactions in these investments qualify as party-in-interest transactions.

9.	NON PARTICIPANT-DIRECTED INVESTMENTS

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

	December 31,
	2005	2006
Net Assets:
Kulicke and Soffa Industries, Inc. common stock	$—	$—

	Year ended December 31,
	2005	2006
Changes in Net Assets:
Contributions	$—	$—
Net appreciation (depreciation)	—	—
Benefits paid to participants	—	—
Administrative and other fees	—
Transfers to participant-directed investments	(2,006,128)	—

	$(2,006,128)	$—

The Plan was amended in December 2004, with an effective date of January 1, 2005, whereby all amounts invested in Kulicke and Soffa Industries, Inc. common stock may be transferred at any time to one or more other funds.

Kulicke and Soffa Industries, Inc. Incentive Savings Plan

Notes to Financial Statements (Modified Cash Basis)

December 31, 2005 and 2006

10.	RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the future and that such changes could materially affect participant’s account balances and the amounts reported in the statement of net assets available for benefits.

Kulicke and Soffa Industries, Inc. Incentive Savings Plan

EIN 23-1498399 Plan 02

Schedule H, Line 4i - Schedule of Assets (Held at End of Year) (Modified Cash Basis)

December 31, 2006

(a)	(b)	(c)	(e)
Identity of Issue, Borrower, Lessor, or Similar party		Description of Investment including maturity date, rate of interest collateral, par or maturity value	Current Value
	Franklin Templeton Investments	Templeton World Fund	1,988,428
	Pimco	Pimco Total Return Fund	1,031,078
	Legg Mason	LM Value Trust FI CL	959,751
*	Fidelity Investments	Fidelity Growth Companies Fund	14,545,690
*	Kulicke and Soffa Industries, Inc.	Kulicke and Soffa Industries, Inc. Common Stock	9,882,580
*	Fidelity Investments	Fidelity Retirement Money Market Fund	7,465,467
*	Fidelity Investments	Spartan US Equity Index Fund	5,204,361
*	Fidelity Investments	Fidelity Puritan Fund	5,095,097
*	Fidelity Investments	Fidelity Diversified International Fund	3,210,449
*	Fidelity Investments	Fidelity Low Price Stock Fund	3,113,987
*	Fidelity Investments	Fidelity Equity Income Fund	2,660,094
*	Fidelity Investments	Fidelity Mid-Cap Stock Fund	2,308,205
*	Fidelity Investments	Fidelity Ginnie Mae Fund	2,291,589
*	Fidelity Investments	Fidelity Select Technology Fund	1,628,088
*	Fidelity Investments	Fidelity Select Healthcare Fund	1,356,972
*	Fidelity Investments	Fidelity Small Cap Stock Fund	1,352,149
*	Fidelity Investments	Fidelity Freedom 2040	157,584
*	Fidelity Investments	Fidelity Freedom 2015	125,016
*	Fidelity Investments	Fidelity Freedom 2025	121,698
*	Fidelity Investments	Fidelity Freedom 2030	77,065
*	Fidelity Investments	Fidelity Freedom Income	69,188
*	Fidelity Investments	Fidelity Freedom 2020	58,151
*	Fidelity Investments	Fidelity Freedom 2035	31,092
*	Fidelity Investments	Fidelity Freedom 2010	6,411
*	Fidelity Investments	Fidelity Freedom 2005	211
	Participant Loans	Interest rates from 5.00% - 10.50%, Maturity dates vary through May 2031, secured by account balances	279,610

			$65,020,011

*	Represents a party-in-interest as of December 31, 2006.

See accompanying report of independent registered public accounting firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan’s Administrator has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

KULICKE & SOFFA INDUSTRIES, INC. INCENTIVE SAVINGS PLAN

Date: June 29, 2007
	By:	/s/ Michael Morris
Michael Morris
Chairman, Kulicke & Soffa Industries, Inc.
Plan Administrator Committee

INDEX TO EXHIBITS

Exhibit Number	Description
23.1	Consent of Independent Registered Public Accounting Firm